CTO NEWCO REIT, Inc.

1140 N. Williamson Blvd., Suite 140

Daytona Beach, Florida 32114

October 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of CTO NEWCO REIT, Inc.
Registration Statement on Form S-4 (File No. 333-248583)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CTO NEWCO REIT, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on Monday, October 19, 2020 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning David S. Freed at (212) 237-0196.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

CTO NEWCO REIT, INC.

By:	/s/ John P. Albright
Name: John P. Albright
Title: President and Chief Executive Officer

cc:	David S. Freed, Vinson & Elkins L.L.P.

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